# Velox Clearing, LLC

## Financial Statements and Supplemental Schedules with Report of Independent Registered Public Accounting Firm

## December 31, 2024

CONFIDENTIAL DOCUMENT

This report is deemed confidential in accordance with Rule 17A-5(e)(3) under the Securities Exchange Act of 1934. The Statement of Financial Condition has been filed with the Securities and Exchange Commission simultaneously herewith as a public document

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Velox Clearing, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Brickell Ave Suite 2800
(No. and Street)

| Miami | FL | 3313 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Amir Montasser | 949-352-4691 | amontasser@velox-global.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Fortune CPA
(Name – if individual, state last, first, and middle name)

| 333 City Blvd W Floor 3 | Orange | CA | 92868 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 4/5/22 | 6901 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
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* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Amir Montasser, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Valor Clearing LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Financial Officer

Notary Public State of Florida
Joseph Martin
My Commission HH 629883
Expires 1/16/2029

Notary Public

This filing** contains (check all applicable boxes):

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Table of Contents



Fortune CPA, Inc.

333 City Blvd W 3rd Floor Orange, CA 92868
Phone (714)-820-3316 Fax (714)-333-4992

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Velox Clearing LLC
Anaheim, CA

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Velox Clearing LLC (the "Company") as of December 31, 2024, the related statements of operation, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Velox Clearing LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Velox Clearing LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity

with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Fortune CPA, Inc

We have served as the Company's auditor since 2024.

March 3, 2025

**Velox Clearing, LLC**
**Statement of Financial Condition**
**December 31, 2024**

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 6,738,794 |
| Cash segregated under federal regulations | | 45,253,261 |
| Receivable from customers and correspondents | | 3,656,076 |
| Deposits with  clearing organizations | | 13,986,433 |
| Receivable from broker-dealers | | 1,348,161 |
| Receivable from affiliates | | 504,089 |
| Restricted cash | | - |
| Right-of-use lease asset | | 1,843,885 |
| Property and equipment, net | | 141,377 |
| Other assets | | 2,521,791 |
| **Total Assets** | **$** | **75,993,867** |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 4,068,146 |
| Payable to customers and correspondents | | 45,717,912 |
| Payable to broker-dealers | | 171,301 |
| Payable to clearing organizations | | 2,387,282 |
| Payable to affiliates | | 662,754 |
| Operating lease liability | | 2,001,649 |
| Total Liabilities | | 55,009,044 |
| | | |
| Member's Equity | | |
| Member's contributions | | 31,483,200 |
| Accumulated deficit | | (10,498,377) |
| Total Member's Equity | | 20,984,823 |
| **Total Liabilities and Member's Equity** | **$** | **75,993,867** |

*The accompanying footnotes are an integral part of these financial statements*

**Velox Clearing, LLC**
**Notes to the Financial Statements**
**December 31, 2024**

## Note 1: Nature of Operations

Velox Clearing LLC (the "Company") was formed on August 9, 2017, in the State of Nevada. It is a wholly owned subsidiary of Velox Holdings Inc., a Nevada Corporation (the "Parent"). The Company is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), National Securities Clearing Corp. ("NSCC"), the Depository Trust Company ("DTC"), CBOE-BYX, CBOE-BYZ, CBOE-EDGA, CBOE-EDGX, Investors Exchange ("IEX"), The Nasdaq Stock Market ("NQX"), and the New York Stock Exchange ("NYSE").

## Note 2: Summary of Significant Accounting Policies

### Basis of presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes the estimates utilized in preparing its financial statements are reasonable. However, actual results could differ from those estimates.

### Going Concern

These financial statements have been prepared under the assumption that the Company will continue as a going concern, as the current year results reflect large one time charges and the Company maintains significant capital and liquidity resources. Additionally, Parent is committed to ensuring that the Company continues, and will provide support in the event it becomes necessary.

### Cash and Cash Equivalents

Cash and cash equivalents include Cash and Cash segregated under federal regulation.

### Cash segregated under federal regulations

Cash segregated and on deposit for regulatory purposes consists of cash in special reserve bank accounts for the exclusive benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Customer Protection Rule") and other regulations.

### Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. Cash is deposited with federally insured commercial banks in the United States and cash balances may, at times, exceed federally insured limits.

Management believes these financial institutions are financially sound and, accordingly, minimal credit risk exists.

The Company allows clients and their customers to enter into securities transactions on a cash or margin basis. Credit extended for margin accounts is subject to regulatory and internal requirements. The Company monitors margin levels and will require additional deposits or reduction of positions if necessary. In addition, the Company provides various services for its clients. The Company monitors the related receivables for collectability.

**Major Customers**

Three customers accounted for 46% of the Company's revenue for the year ended December 31, 2024.

One customer, which is an affiliated entity, accounted for 27% and $2,503,580 of the company's revenue for the year ended December 31, 2024. The Company expects to maintain this relationship with the affiliate.

**Deposits with clearing organizations**

Cash and securities are kept on deposit or held as collateral with various clearing organizations, and are the balances required to be maintained to utilize various clearing brokers. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash or security balance on deposit is not maintained.

**Receivables from and payables to broker-dealers and clearing organizations**

Receivables from broker-dealers and clearing organizations include amounts receivable from securities not delivered by the Company to a purchaser by the settlement date, and deposits with clearing organizations. Payables to broker-dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date.

**Receivable from and payable to customers**

Customer securities transactions are recorded on a settlement date basis. Receivables from customers and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Securities owned by customers, including those that collateralize margin loans or other similar transactions, are not reported in the statement of financial condition.

**Receivable from and payable to correspondents**

The Company collects commissions and other fees from end customers each month. As stipulated by individual agreements with correspondent introducing brokers ("Correspondents"), the Company calculates and distributes amounts due from or to Correspondents. On December 31, 2024 a balance due from one correspondent was being disputed, and the Company has established an allowance in the amount of $290,254 representing 100% of the amount being disputed.

**Property and equipment**

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

**Right of Use Asset and Lease Liability**

The right of use asst represents the Company's right to use office space for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. Rent expense for lease payments is recognized on a straight-line basis over the lease term.

**Other assets**

Other assets are comprised of receivables generated in the normal course of business, such as interest receivable, prepaid expenses, and a security lease deposit.

**Revenue Recognition**

The Company recognizes revenue in accordance with Accounting Standards Codification Topic 606 (ASC 606), *Revenue from Contracts with Customers*, which outlines a single set of comprehensive principles for recognizing revenue under U.S. GAAP. Among other things, ASC 606 requires entities to assess the services promised in contracts with customers at contract inception to determine the appropriate unit at which to record revenue, which is referred to as a performance obligation. Revenue is recognized when control of the promised services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for the products or services.

Revenue from a contract with customers is recognized using the following steps:
- Identify the contract(s) with a customer;
- Identify the performance obligation in the contract;
- Determined the contract price;
- Allocate the transaction price to the performance obligations in the contract; and
- Recognize revenue when (or as) the Company satisfies a performance obligation.

The Company recognizes revenue when promised services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company enters contracts that can include various combinations of services, which are generally capable of being distinct and accounted for as separate performance obligations. Substantially all of the Company's revenues are considered to be revenues from contracts with customers

**Clearing and execution revenue**

The Company provides various broker dealers clearing services to clear stock trades. These clearing services are performed on an agreed-upon fixed fee basis, which are paid to the Company monthly. The Company recognizes revenue on a trade-date basis which is the satisfaction of the performance obligation with its customers. Clearing fees, which include settlement fees, represent fees charged by the Company for meeting the point-in-time performance obligation for transactions cleared and settled by the Company.

**Margin Services**

The Company provides margin services to its customers, who are required to maintain a certain level of collateral with the Company to cover potential losses on their trades. The Company charges a fee for this service, which is based on the amount of collateral held by the Company. The Company recognizes revenue on a monthly basis, as it satisfies its performance obligation by providing the margin services.

**Income taxes**

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. Accordingly, no provision for income taxes besides the minimum California state franchise tax is reflected in the accompanying financial statements.

The Company evaluates its tax positions taken or expected to be taken while preparing tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2023, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

**Note 3. Property and Equipment, Net**

Property and equipment consist of the following at December 31, 2024:

| | |
|---|---|
| Office Equipment | 138,928 |
| Furniture and Fixtures | 84,450 |
| Total | 223,378 |
| Less Accumulated depreciation | (82,001) |
| Net Property and Equipment | 141,377 |

**Note 4. Net Capital Requirements**

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1. Under the alternative method, the Company shall not permit its net capital to be less than the greater of $1,500,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers, as defined. On December 31, 2024, the Company's net capital was $17,605,294 which exceeded the minimum net capital requirement of $1,500,000 by $16,105,294.

**Note 5: Trading Activities and Related Risks**

The Company's trading activities are comprised of providing securities clearing services to clients. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. The Company is not trading or settling penny stocks, as defined by the SEC.

In the normal course of business, the Company clears, settles, and finances various customer transactions. Clearance of these transactions includes the purchase and sale of securities which

exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers or counterparties. Liabilities to other brokers and dealers related to unsettled transactions are recorded at an amount for which the securities were purchased and paid upon receipt of the securities from other brokers or dealers. In the case of aged securities not received, the Company may purchase the underlying security in the market and seek reimbursement for any losses from counterparties.

The Company may be exposed to off-balance-sheet risk. In the normal course of business, the Company clears securities purchase and sales transactions on behalf of its clients. If another party involved in the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. The Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations.

### Note 6. Related Party Transactions

The Company entered into a technology service agreement with an affiliate, Velox Technologies in March 2020. The agreement was amended effective January, 2023. Under this agreement Velox Technologies agrees to develop, design, sell and provide additional services related to the software that the Company may use. On December 31, 2024, net amounts due to Velox Technologies totaled $619,098.

### Note 7. Employee Benefit Plan

The Company provides a defined contribution 401(K) employee benefit plan ("the Plan") that covers substantially all employees. All employees are eligible to participate in the Plan based on meeting certain term of employment requirements. The Company did not make an employer contribution during 2024.

### Note 8. Commitments and Contingencies

As of December 31, 2024 the Company had an operating lease for its headquarters office space. The lease became effective on April 1, 2024 and runs through 2031. The right-of-use asset and lease liability were recognized at lease commencement by calculating the present value of lease payments over the lease terms using a discount rate based on the Company's borrowing rate of 6.8%. The right-of-use asset and the lease liability were $1,843,885 and $2,001,649, respectively, as of December 31, 2024.

Minimum payments under the lease as of December 31, 2024 are as follows:

| | |
|---|---|
| 2025 | 343,560 |
| 2026 | 353,867 |
| 2027 | 364,476 |
| 2028 | 375,413 |
| 2029 | 386,686 |
| Thereafter | 670,785 |
| Total undiscounted lease payments | 2,494,786 |
| Effect of discounted cash flows | (493,147) |
| Total Lease Liability | 2,001,639 |

Rental expense amounted to 205,538 for 2024.

The Company recognizes liabilities that it considers probable and can be reasonably estimable as contingencies and accrues the related costs it believes sufficient to meet the exposure.

In the normal course of business, the Company routinely receives inquiries from various regulatory agencies regarding its business operations  During 2023 and 2024, the Company was informed that it was the subject of investigations and potential enforcement actions arising from allegations that it had failed to maintain an adequate system of review, monitoring  and supervision for transactions being processed through the Company.  In anticipation of settling these allegations, the Company has accrued $2,300,000 at December 31, 2024 and is engaging an independent consultant to assist in the remediation of the alleged deficiencies.   These expenses are included in accounts payable and accrued expenses in the accompanying statement of Financial Condition.

As required by Internal Revenue Service (IRS) regulations, certain information returns such as Form 1099 must include accurate Taxpayer Identification Numbers (TINs) for each payee. Failure to provide correct TINs may result in penalties imposed by the IRS.

For the tax years 2020 and 2021, the Company incurred penalties from the IRS due to missing or incorrect TINs on certain Form 1099 filings. The penalties were $368,760. These penalties were recorded as accounts payable and accrued expenses on the Statement of Financial Condition for the year ended December 31, 2024.

Management is working to reduce the penalties significantly and improve TIN collection and reporting processes to minimize the risk of future penalties. However, there can be no assurance that such efforts will entirely eliminate the risk of penalties related to TIN reporting errors in the future.

The Company is a member of exchanges and clearing houses. The Company may be required to pay a proportionate share of the financial obligations of another member which may default on its obligations to the organization. In general, the Company's guarantee obligation would arise only if the organization  had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the organization. Any potential contingent liability under these membership agreements cannot be estimated. As of December 31, 2024, the Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is immaterial.

**Note 9. Subsequent Events**

Management evaluates events occurring subsequent to the date of the consolidated financial statements in determining the accounting for and disclosure of transactions and events that affect the consolidated financial statements. Subsequent events have been evaluated through March 3, 2024, the date the financial statements were issued.